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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No.)*

PRB Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)


693535106

(CUSIP Number)


Allan Weintraub

63 East 9th Street
New York, NY  10003
(212) 674-8308

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)


May 4, 2007

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.??

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  693535106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
        Lynn Sackett & Allan Weintraub Tenants in Common

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)
          PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
        United States

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power
          485,600 (1)

8.  Shared Voting Power
          0

9.  Sole Dispositive Power
          485,600 (1)

10.  Shared Dispositive Power
          0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         485,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)
          5.6%

14.  Type of Reporting Person (See Instructions)
        IN








INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
SIGNATURE ATTESTATION.



(1) While the shares are jointly owned, Allan Weintraub has sole power of attorney.










2



Item 1  Security and Issuer

Item 1 is hereby replaced with the following:

This Schedule 13D relates to the common stock, $.001 par value per share (the Common Stock), of PRB Energy, Inc. (the Company).
The principal executive offices of the Company are located at 1875 Lawrence Street, Ste 450, Denver, CO 80202.

Item 2.  Identity and Background
Item 2 is hereby amended by replacing sections (a), (b), (c), (d) and (e) with the following:

      (a) 	Allan Weintraub and Lynn Sackett

      (b)	Allan Weintraub
      		63 East 9th Street
      		New York, NY  10003

      		Lynn Sackett
      		15 Dell Way
      		Larchmont, NY  10538

(c) Allan Weintraub is retired
Lynn Sackett is retired

(d) Allan Weintraub    no convictions in criminal proceedings
Lynn Sackett    no convictions in criminal proceedings

(e) Allan Weintraub    not a party to any civil proceedings
Lynn Sackett    not a party to any civil proceedings

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby replaced with the following:

Securities acquired by purchase using personal funds. Total cost of purchases - $2,464,464.20.

Item 4. Purpose of Transaction

Item 4 is hereby amended by replacing sections (a), (b), (c), (d),
(e), (f), (g), (h), (i) and (j) with the following:

Purpose is for Investment

(a) None
(b) None
(c) None
(d) None
(e) None
(f) None
(g) None
(h) None
(i)  None
(j)  None


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Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by replacing sections (a), (b), (c), (d) and (e) with the following:

(a) Allan Weintraub & Lynn Sackett beneficially own 485,600 shares of Common Stock, which constitutes 5.6% of the outstanding shares of Common Stock.

(b) Allan Weintraub has sole power to vote or direct the vote of 485,600 shares of Common Stock, and sole power to dispose or direct the disposition of 485,600 shares of Common Stock.

(c) On March 8, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 1,000 shares of Common Stock for
$3.6845 per share. On March 13, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 1,000 shares of Common Stock for $3.8845 per share. On March 14, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 1,000 shares of Common Stock for $3.6905 per share.  On March 20, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 1,500 shares of Common Stock for $3.4850 per share. On March 23, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 500 shares of Common Stock for
 $3.7740 per share. On March 27, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 1,100 shares of Common Stock for $3.6086 per share and 400 shares of Common Stock for $3.5900.
On March 29, 2007, Allan Weintraub & Lynn Sackett purchased on the
American Stock Exchange 14,900 shares of Common Stock for $3.3149 per share. On May 2, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 8,100 shares of Common Stock for $3.0223 per share.
 On May 3, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 14,500 shares of Common Stock for $3.0807 per share.
 On May 4, 2007, Allan Weintraub & Lynn Sackett purchased on the
  American Stock Exchange 15,400 shares of Common Stock for $3.3525 per share.
   On May 7, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 49,600 shares of Common Stock for $3.4766 per share.
 On May 9, 2007, Allan Weintraub & Lynn Sackett purchased on the American Stock Exchange 1,000 shares of Common Stock for $3.2845 per share.

(d) N.A.

(e) N.A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Allan Weintraub has Power of Attorney


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 7007
(Date)

/s/Allan Weintraub
/s/Lynn Sackett
(Signature)

Allan Weintraub
Lynn Sackett
(Name/Title)

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